FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Profit/(loss) before tax and balance sheet data - Europe

	2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination49 US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense) ...........................................	5,600	3,353	1,774	722	(694)	(62)	10,693

Net fee income/(expense) ...... ...........................................	2,545	1,789	957	744	(3)	-	6,032

Trading income excluding net interest income ..................	206	30	2,181	192	698	-	3,307
Net interest income on trading activities ............................	2	5	1,013	4	30	62	1,116

Net trading income44 ..............	208	35	3,194	196	728	62	4,423

Changes in fair value of long- term debt issued and related derivatives ..........................	−	−	−	−	(936)	−	(936)
Net income/(expense) from other financial instruments designated at fair value .......	1,059	271	591	4	(570)	(1)	1,354

Net income/(expense) from financial instruments designated at fair value .......	1,059	271	591	4	(1,506)	(1)	418
Gains less losses from financial investments .........	52	−	344	(17)	−	−	379
Dividend income ....................	4	2	65	4	−	−	75
Net earned insurance premiums ...........................................	2,782	361	(1)	16	−	−	3,158
Other operating income/(expense) ...........................	(103)	9	110	(253)	766	−	529

Total operating income/ (expense) ..........................	12,147	5,820	7,034	1,416	(709)	(1)	25,707

Net insurance claims50 ............	(4,136)	(567)	−	(37)	−	−	(4,740)

Net operating income/ (expense)4 ........................	8,011	5,253	7,034	1,379	(709)	(1)	20,967

Loan impairment charges and other credit risk provisions . ...........................................	(329)	(935)	(242)	(24)	−	−	(1,530)

Net operating income/ (expense) ..........................	7,682	4,318	6,792	1,355	(709)	(1)	19,437

Total operating expenses .......	(5,934)	(2,231)	(4,987)	(1,519)	(2,943)	1	(17,613)

Operating profit/(loss) .......	1,748	2,087	1,805	(164)	(3,652)	−	1,824

Share of profit/(loss) in associates and joint ventures	5	1	(4)	(1)	−	−	1

Profit/(loss) before tax .......	1,753	2,088	1,801	(165)	(3,652)	−	1,825

	%	%	%	%	%		%
Share of HSBC's profit before tax ...........................	7.8	9.2	8.0	(0.7)	(16.2)		8.1
Cost efficiency ratio ..............	74.1	42.5	70.9	110.2	(415.1)		84.0

Balance sheet data40
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)34 ................	177,357	105,498	193,226	27,289	830		504,200
Total assets ...........................	238,499	124,242	1,054,506	75,718	72,174	(172,180)	1,392,959
Customer accounts34 ..............	205,288	134,120	254,598	49,789	1,021		644,816

	2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination49 US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense) ...........................................	5,437	3,228	1,409	820	(543)	43	10,394

Net fee income ...................... ...........................................	2,622	1,658	1,032	848	9	-	6,169

Trading income excluding net interest income ..................	67	26	848	216	25	-	1,182
Net interest income on trading activities ............................	7	14	1,500	14	33	(43)	1,525

Net trading income44 ..............	74	40	2,348	230	58	(43)	2,707

Changes in fair value of long- term debt issued and related derivatives ..........................	-	-	-	-	(3,091)	-	(3,091)
Net income/(expense) from other financial instruments designated at fair value .......	770	139	1,073	-	(1,106)	-	876

Net income/(expense) from financial instruments designated at fair value .......	770	139	1,073	-	(4,197)	-	(2,215)
Gains less losses from financial investments .........	(5)	(1)	375	(3)	(2)	-	364
Dividend income ....................	-	1	104	3	3	-	111
Net earned insurance premiums ...........................................	3,150	438	-	42	-	-	3,630
Other operating income .........	84	58	88	61	796	(9)	1,078

Total operating income/ (expense) ...........................	12,132	5,561	6,429	2,001	(3,876)	(9)	22,238

Net insurance claims50 ............	(4,054)	(536)	-	(40)	-	-	(4,630)

Net operating income/ (expense)4 ..........................	8,078	5,025	6,429	1,961	(3,876)	(9)	17,608

Loan impairment charges and other credit risk provisions . ...........................................	(347)	(1,109)	(436)	(29)	-	-	(1,921)

Net operating income/ (expense) ...........................	7,731	3,916	5,993	1,932	(3,876)	(9)	15,687

Total operating expenses .......	(7,225)	(2,708)	(4,999)	(1,431)	(2,741)	9	(19,095)

Operating profit/(loss) ...........	506	1,208	994	501	(6,617)	-	(3,408)

Share of profit/(loss) in associates and joint ventures	3	-	(8)	(2)	1	-	(6)

Profit/(loss) before tax ...........	509	1,208	986	499	(6,616)	-	(3,414)

	%	%	%	%	%		%
Share of HSBC's profit before tax ...........................	2.5	5.9	4.8	2.4	(32.0)		(16.5)
Cost efficiency ratio ..............	89.4	53.9	77.8	73.0	(70.7)		108.4

Balance sheet data40
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net) ..................	170,002	105,796	156,798	29,963	881		463,440
Total assets ...........................	240,744	132,718	1,044,507	76,145	75,513	(180,387)	1,389,240
Customer accounts .................	191,024	121,648	184,473	57,125	739		555,009

For footnotes, see page 132.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014